Original and any Exhibits or Attachments Hereto.



04049122



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004



PE
11-1-04

RADA ELECTRONIC INDUSTRIES LIMITED
(Name of Registrant)

7 Giborei Israel Street, Netanya 42504, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED
NOV 03 2004
THOMSON
FINANCIAL

Yes ___ No __

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333- 12074, 333-115598 and 333-117954.

FILED SOLELY FOR THE PURPOSE OF DEPOSITING A COPY OF THE REGISTRANT'S ANNUAL REPORT TO SHAREHOLDERS WITH THE SECURITIES AND EXCHANGE COMMISSION

RADA ELECTRONIC INDUSTRIES LTD.

6-K Items

1. Rada Electronic Industries Ltd. Annual Report for year ended December 31, 2003.



RADA

annual report 2003

ear Shareholders,

In 2003 RADA reported net earnings of $ 758,000. Achieving net profit, after six consecutive years of losses marked a significant point in RADA's financial condition and prospects. Achieving profitability represents the transformation from a turnaround period to a period of growth and routine. Our revenues increased 18% to $12.3 million in 2003 from $10.4 million in 2002. Our results of operations improved significantly over the previous year and we were able to report a 130% increase of gross profit to $2.7 million in 2003 from $1.2 million in 2002. This gross profit represents an increase to 22% gross margin in 2003 from a gross margin of 11% in 2002. We are confident that 2004 will be another growth year and that the trend of consistently improving financial results of the past five years will continue.

After achieving profitability in 2003 and emerging out of the turnaround period, the company put together a strategic plan, a plan that was approved by our board of directors in March 2004. The Strategic plan aims to secure RADA's growth rate of over 20% per annum. The strategic plan comprises both organic and external growth, and the growth levers are both, existing RADA products, and additional products that would be developed or acquired. As part of the strategic plan, RADA required additional funding in order to achieve this audacious growth plan. The company completed a $ 5.88 million private placement early July. The proceeds of this private placement will be used to complete technological developments, and to enhance our marketing efforts in designated countries including the US, India and others.

We are now focusing our efforts in two areas: (a) achieving the growth targets by completing our technical and business development goals, and (b) creating a growth routine in all areas and processes of the company. We believe that in order to establish a steady and sustainable growth path, it is essential that the company creates and carries out routines that communicate both, internally and externally, the goals that we aspire to achieve.

In closing, we wish to thank our shareholders for their continued commitment to the company, our valued employees for their dedication and hard work, and our customers for their ongoing loyalty and support. This is an exciting time to strengthen our business and we look forward to the future.

Herzle Bodinger
President & Chairman of the Board

Adar Azancot
Chief Executive Officer




Integrity
Trust
Partnership

OUR BUSINESS

RADA provides integrated avionic solutions. Our aim is to provide not only a state of the art product but a comprehensive end to end solution for one or more systems. Traditionally RADA provided avionics for fighter aircraft and test equipment for the defense and commercial industries. Lately RADA increased its involvement and development efforts in the area of Unmanned Aircraft Vehicles (UAV)

Our packaged solutions include the following:
- Integrated training solutions;
- Advanced fleet maintenance management solutions;
- Integrated weapons management systems; and
- Automatic testing solutions.

We also provide manufacturing services to manufacturers in Israel and the U.S., based on the manufacturing capabilities of our Beit-Shean plant. *We offer production of turnkey solutions, in "build to print" or "build to specification" modes. To date,* we have provided our manufacturing services, amongst others, to Smiths Electronic Systems, Israeli Aircraft Industries and RAFAEL. Our China based subsidiary provides test and repair services using our CATS® testers and test program sets.

OUR STRATEGY

In 2004 we intend to focus our attention on the following areas :

TECHNOLOGICAL AND BUSINESS DEVELOPMENT
- Enhance our business development effort in the U.S. market. Leveraging our success with the NAVY, expanding our marketing efforts to the Air National Guard and the U.S. Air Force.
- *Focus on growth areas in Eastern Europe and Asia.*
- Continue our development effort of avionics systems for the Unmanned Air Vehicle market. RADA is already involved in a number of projects, providing avionics for UAVs. As we believe that this market has substantial growth potential, we continue to focus our effort in it.

OPERATIONS
- Focusing on larger and more profitable projects while reducing the number of small projects in order to better optimize our resource utilization.
- Continuing to focus on operating cost reduction and improving our bottom line with emphasis on our Beit Shean manufacturing
- facility. Successfully completing development programs we won and building a wider basis of products for future production.
- Converting the Beit Shean plant into an efficient mass production facility that will effectively produce RADA products at growing quantities and perform as affordable "Build to Print" site especially as sub contractor for US industries.

CAPITAL MARKETS
- We intend to enhance the exposure of RADA to the private and institutional investor community, both in Israel where the company is operating and in the U.S. where RADA is being traded.

STRATEGIC RELATIONSHIP
- *Continuing our efforts to broaden our cooperation with international companies such as Smiths Electronic System, Lockheed* Martin Aeronautics and others.
- Enhancing our close and strategic relation with Israel Aircraft Industries (IAI). RADA views this relationship as a key alliance and is continuing to focus its effort to strengthen this relationship.


E
6
3
N
33
30
W
24
21
S

Y without knowledge is weak and useless,
ge without integrity is dangerous and dreadful."

muel Johnson 1709-1784

MANAGEMENT

MAJOR GENERAL (RES.) HERZLE BODINGER - PRESIDENT



General (Res.) Bodinger joined us in May 1997 as president of our U.S. subsidiary, Rada Electronic Industries Inc., in charge of international marketing activities. In June 1998 Mr. Bodinger was appointed as our president and chief executive officer, and since July 1998 has being serving as chairman of the board. General (Res.) Bodinger served as the Commander of the Israeli Air Force from January 1992 until July 1996. During his 35 years of service, Mr. Bodinger served as a fighter pilot while holding various command positions. General (Res.) Bodinger holds a B.A. degree in Economics and Business Administration from the Bar-Ilan University in Israel and completed the 100th Advanced Management Program at Harvard University.

ADAR AZANCOT - CHIEF EXECUTIVE OFFICER



Mr. Azancot joined us in July 1997 as marketing manager in charge of marketing activities aimed at the Israel Defense Force and in March 1999 was appointed as vice president-business development of our company. Mr. Azancot was appointed chief executive officer in July 2001. For14 years Mr. Azancot served as a fighter pilot in the Israeli Air Force while holding various command positions. Mr. Azancot holds an LL.B. degree in Law from Tel Aviv University.

ZVI ALON - VP OF BUSINESS DEVELOPMENT AND MARKETING



Zvi Alon joined us in January 2000 and served as our vice president and chief operating officer until March 30, 2003 when he was appointed VP of Business Development and Marketing. From 1980 to 1999. Mr. Alon served in various managerial positions with the Israel Aircraft Industries, as director of business development and marketing, director of electrical and avionics engineering, avionics programs manager and group leader and operational definition officer ("Lavi" project office). Previously, Mr. Alon served in the Israeli Air Forces for ten years. Mr. Alon holds a B.Sc. degree in Mathematics and Computer Science and an M.Sc. degree in Computer Science, both from Tel Aviv University.

DOV SELLA - CHIEF OPERATING OFFICER



Dov Sella joined us in January 2003 and was appointed Chief Operating Officer on March 30, 2003. Mr. Sella has over 20 years of senior management and product development experience. From 1982 until 1997 Mr. Sella worked for Elbit Systems Ltd., a leading Israeli defense contractor. Among his roles at Elbit were Director of Programs, Director of Avionics Engineering and Director of Business Development. Between 1997 and 2000 Mr. Sella served UltraGuide Ltd., a medical devices start-up, as EVP/VP of Business Development and VP of R&D. During the three years prior to joining our company, Mr. Sella was the President of NeuroVision Inc., a medical technology start-up. Mr. Sella has a B.Sc. degree Computers Engineering from the Technion Israel Institute of Technology (cum laude). He served as a fighter aircraft navigator in the Israeli Air Force.

ELAN SIGAL - CHIEF FINANCIAL OFFICER



Elan Sigal Re-Joined us in January 2004 as Chief Financial Officer. From May 2000 to December 2003 Mr. Sigal worked as a Management consultant in the London office of McKinsey & Co. a leading global management-consulting firm. Prior to that Mr. Sigal worked with RADA from July 1997 to April 2000, initially as a system engineer developing one of our leading products, and after as a Marketing Manager. For 9 years Mr. Sigal served as a fighter pilot in the Israeli Air Force. Mr. Sigal holds a B.A. degree in Economics from Tel Aviv University.


one who has gone through it."
Virgil 70BC-19BC, The Aeneid

STRATEGIC RELATIONSHIPS

Lockheed Martin Aeronautics

Our sales of avionics products focus primarily on the F-16 aircraft manufactured by Lockheed Martin Aeronautics, the most popular fighter aircraft in service today in the Western world. In February 1999, we signed a Memorandum Of Understanding (MOU) with Lockheed Martin Aeronautics according to which we will provide certain avionics systems for the F-16 aircraft. In September 1999, the U.S. Government and the State of Israel signed a letter of acceptance, based upon which the U.S. Government will provide the Israeli Air Force 50 F-16I aircraft and an option to purchase an additional 60 aircraft. This project is known as the Peace Marble V program. In June 2001, following the decision of the Israeli Ministry of Defense to exercise its option for the purchase of an additional 52 F-16I aircraft, Lockheed Martin Aeronautics chose RADA, together with Smiths Electronic Systems, to develop the data acquisition system for these aircraft.

In March 2001 we signed an agreement with the Lockheed Martin Aeronautics Aircraft Structural Integrity Program (ASIP) Group to assist Lockheed Martin Aeronautics in developing the PERFORMS.

Our Chilean airforce digital video program is progressing in close cooperation with Lockheed Martin Aeronautics.

Smiths Electronic Systems

In February 1999, we entered into an agreement with Smiths Electronic Systems that outlines joint marketing activities for our FACE system and Smiths Electronic Systems' voice and data recorder for F-16 A/B aircraft. Smiths Electronic Systems is a worldwide leader in avionics systems for fighter and commercial aircraft. The two systems successfully passed flight tests conducted on the Royal Netherlands Air Force's F-16 aircraft by Lockheed Martin and the Royal Netherlands Air Force. The FACE system and the voice and data recorder complement each other and are intended to replace outdated data recording systems, mechanical strain recorders and flight load recorders. In June 2000, we signed a new memorandum of understanding with Smiths Electronic Systems aimed at establishing a joint team devoted to worldwide marketing, developing and manufacturing of the Data Acquisition System (DAS) and its associated ground support. The intended long-term goal of this joint effort is to evolve the DAS into an infrastructure for recording, processing and managing all data types available on board the aircraft. The DAS shall be installed on the Israeli Air Force F-16I, and in other air forces on F-16, F-15, and C-17.

We have finalized and signed a strategic Teaming Agreement with Smiths Aerospace Electronic Systems on October 2003, covering the mutual understandings and commitments agreed to and made by Smiths Electronic Systems and RADA over the past few years. Since then, we coordinate our marketing activities on a regular basis and jointly propose to different customers capabilities and systems of both companies.

Israel Aircraft Industries (IAI)

RADA is constantly developing the already strong relationship with IAI. Over the years RADA has provided IAI avionics systems for a number of projects. Historically the projects evolved in the area of post flight debriefing systems for fighter aircrafts. Now as RADA has broadened its product base, we have entered into a number of programs in various areas. Although RADA and IAI do not have a specific teaming agreement, we view IAI as a key customer and strategic partner.


"PARTNERSHIP, by definition, serves both partners,
domination of unfair advantage."
John Fitzgerald Kennedy 1917-1963

13

CUSTOMERS

RADA's customer base comprises of integrators/OEMs, and end users (i.e. Air Forces). Until recently the majority of our products where developed for the Lockheed Martin F-16 and as a result most of our customers are F-16 users. Our main Air-Force customers in 2003 where:

IAF	RNLAF	BAF
ISRAEL	NETHERLANDS	BELGIUM
POAF	**FACH**	**NAVY**
PORTUGAL	CHILE	USA

Lockheed Martin, Smiths Industries and Israel Aircraft Industries, who are our most important strategic partners, are also our foremost customers.

Geographically RADA's sales are spread around the world with Israel as key customer. RADA does not only sell of the shelf products to the Israeli Air-Force, but also develop in cooperation new products and concepts. U.S. is the largest geography for RADA's sales. The sales to the U.S. are both to end customers and to integrators/OEMs.

Sales by Geography


4%
Other
26%
Israel
42%
North America
28%
Europe

PRODUCTS

INTEGRATED TRAINING SOLUTIONS

General

RADA's training solutions are based on a complete and integrated system that incorporates an airborne component installed in the aircraft and a ground-based component, installed in the squadron facilities. Recent technological developments, undertaken primarily for the Israeli Air Force, enable system adaptation to any kind of aircraft, regardless of its onboard avionics systems. Our solutions also allow the integration of our airborne system with either an analog or digital video recorder and provide the essential building blocks for a squadron information management network (SIM Net) as a ground component.

Israeli Air Force A-4 Skyhawk Avionics Upgrade

Following RADA selection by the Israeli Air Force (IAF) to provide the ACE™ to their advanced trainer, the A-4 Skyhawk, we were awarded a follow on program aimed at total replacement of the aging avionics package of the A-4 aircraft with new, upgraded package. The new avionics package replaces the current Weapon Delivery and Navigation System (WDNS) of the aircraft with new, state of the art system that will significantly improve the A-4 capabilities, increase its' reliability and provide it with advanced training capabilities.

The upgraded system includes Inertial Navigation System (INS) Global Positioning System (GPS), Head Up Display (HUD), Central Weapon Delivery and Navigation Processor based on Enhanced Flight Monitoring Unit which is the core of the ACE™ system and Control and Display unit (CDU).

This program places RADA among the few industries that performed a complete aircraft avionics system upgrade and, as a result of the A-4 system development, enables us to propose similar, very cost effective, trainer aircraft avionics packages. The A-4 avionics package provides, at very affordable price, complete and modern avionics suit tailored for trainer aircraft. We have already launched marketing efforts to promote this package for different customers onboard different trainer aircraft and intend to keep this effort in the future.

Autonomous Air Combat Evaluation System - ACE™

ACE™ is an avionics system used for debriefing air combat missions and is based on data recordings from digital and analog communication channels in the aircraft. The system converts the data into digital form and inserts it on unused portions of the recording tape in the existing aircraft analog video cassette recorder (VCR). The data is extracted from the video cassette and utilized by our ground debriefing station to generate 3-D graphic displays that portray all the aircraft maneuvers during operational and training missions, fully synchronizing between all the participating aircraft. For each individual aircraft, the graphic display is fully synchronized with the heads-up display image captured on the VCR media.The Israeli Air Force (F-16 A/B, A-4) and three other air forces (F-5, F-16 A/B) currently utilize the ACE system.

Debriefing of air combat maneuvers can also be implemented as an expansion application to our FACE system. The Royal Netherlands Air Force has upgraded to this capability of the FACE system to debrief its aircrews.

The latest enhancement of the ACE concept resulted in a contract with the Israeli Ministry of Defense and the Israeli Air Force in the first quarter of 2003. Under the contract RADA will upgrade all of the existing Israeli Air Force A-4 aircraft in order to enhance these aircraft with our advanced ACE debriefing capabilities. The absence of advanced avionics systems and associated data onboard the A-4 aircraft required RADA to integrate a stand-alone internal navigation system (INS), and a global positioning system (GPS), on board the aircraft. We believe this enhanced solution will open up to ACE the market segment of aircraft fleets not equipped with modern avionics platforms. We believe that this program uniquely positions us as the provider of choice for debriefing solutions for all the advanced Israeli Air Force trainers.

Squadron Info. Mang. Network (SIMNET)

Since 1999 RADA has offered operational ground debriefing stations complementing our airborne systems. The operational ground debriefing station is a PC-based application operating in a Windows NT/2000® environment, supported by a proprietary plug-in board. The solution, designed by our employees (Israeli Air Force F-16 and F-15 pilots in reserve service), provides a state-of-the-art debriefing environment, fully capitalizing on all available digital and video information in a highly synchronized presentation. Further capitalizing on current day technology, individual stations have a networking capability, providing data sharing, as well as cross-unit and inter-air force debriefing.

The Israeli Air Force and two other air forces have purchased ground debriefing systems for their F-16 A/B, F-5 and A-4 fleets.

Digital Video Based Training Systems

Recent developments in digital video recording systems and the significant reduction in size and cost of solid state memory hardware have turned solid state digital video recording systems into the de-facto standard solution for airborne applications. These systems have begun penetrating the aviation industry, in new aircraft such as the F-16I as well as in the retrofit market. Identifying this trend RADA has evolved its debriefing solutions to the digital domain, with the initial system developed for the new Israeli Air Force F-16I's, being delivered under the Peace Marble V program. This new solution focuses on the throughput, data management and archiving requirements of the massive amounts of information generated by each aircraft, as well as on seemless data sharing within the squadron and the air force as a whole.

Based on the Peace Marble V Program, we delivered two additional debriefing systems to Lockheed Martin Aerospace during the fourth quarter of 2002 for use in integration and flight testing. We also finalized an agreement to develop and deliver a complete digital debriefing system for the new F-16's purchased by the Chilean Air Force. As an extension of the development work completed as part of the Peace Marble V Program, we are supplying the Chilean Air Force with a digital video recorder for each F-16 aircraft as well as an advanced digital video ground debriefing station. This station will be linked to the F-5 ground debriefing station previously delivered to the Chilean Air Force, creating a common network debriefing solution for both front-line aircraft.

We have identified a growing need for digital video replacement of aging analogue airborne tape recorders (approximately 15,000 VTRs are installed onboard fighter aircraft today) and have initiated a world wide marketing effort to promote replacement of these aging VTRs with new digital video recorders that provide ACMI capabilities and, together with our ground debriefing system, enable advanced debriefing at affordable price. We plan to continue this effort during 2004 and expand it to more customers. In addition, we have initiated an internal R&D program to develop, based on our existing technology and capabilities, a low cost digital video recorder tailored to the above mentioned replacement market. This DVR will be marketed jointly by RADA and Smiths, utilizing Smiths better access to some of the world markets, especially the US.

ADVANCE FLEET MAINTENANCE MANAGEMENT SOLUTIONS

General

Our fleet maintenance management solutions are based on our existing programs and products developed and supplied over the course of the past two years. These programs include airborne data collection and recording equipment (such as FACE or DAS) as well as ground support software packages (such as PERFORMS) that provide the infrastructure for efficient data logging and analysis to support fleet maintenance management.

Fatigue Analysis and Autonomous Air Combat Evaluation System - FACE™

The FACE™ system is an avionics system designed to acquire, process and record data from various aircraft systems as well as from strain gauges (sensors) affixed to an aircraft structure. This data is used to streamline and manage the ongoing monitoring and maintenance of an aircraft and its systems. The FACE™ system communicates with a squadron's ground support logistic station, enabling downloading of data from an aircraft, analyzing the data, managing ongoing maintenance, creating and modifying the set-up configuration files and determining data for recording, as well as providing an interface to other applications.

The FACE™ system is capable of communicating in real time with a voice and data recorder, which is a crash survival unit known as a "black box" manufactured by Smiths Electronic Systems, for the purpose of recording safety related data. We are currently upgrading the FACE™ systems supplied to the Royal Netherlands Air Force for its F-16 aircraft between the years 1996 and 1999 with this capability, and are also supplying FACE™ systems for the F-16 fleets of the Portuguese Air Force and the US Navy.

Data Acquisition System - DAS

The DAS is an advanced avionics data acquisition system designed to acquire, process and record data from various aircraft systems. RADA and Smiths Electronic Systems jointly developed and marketed the DAS for the new Israeli Air Force F-16I aircraft. DAS consists of two sub-systems, a data acquisition unit, or DAU, and an enhanced crash survival memory unit, or ECSMU. The DAU interfaces to numerous data systems and data channels in the aircraft and acquires, processes and records data, mostly for maintenance purposes. The ECSMU is a "black box" capable of recording digital data and digitized audio transferred through the DAU. DAS is a form fit replacement for the CSFDR system, which is currently installed on most F-16 aircraft worldwide. DAS has been offered as a substitute in various projects that require a flight data recorder with advanced capabilities and growth potential. The DAS is designed to meet all commercial aviation requirements for "black box" recorders, thus expanding its market potential.

PERFORMS (Processing, Evaluating, and Reporting of FORce Management Data Software)

Starting in mid-2001 RADA has been the primary sub-contractor to Lockheed Martin Aerospace, in the development of a new aircraft data logging and analysis software package. The new product, known as PERFORMS, is designed to replace the aging and hard to support data processing station, or DPS, that was developed to provide data logging and fatigue analysis for all F-16 aircraft users. PERFORMS is a Windows 2000® based software package, utilizing a state of the art graphics user interface, providing all the required infrastructure to perform any type of analysis on data acquired by all F-16 airborne flight data recorders.

The analysis includes fatigue monitoring, engine usage monitoring and other applications that may be added, as required by different users. The recorded data is downloaded to the station and stored in a commercial off the shelf database with an interface for "plug-in" applications, allowing those applications to access the data, manipulate and analyze it and provide a variety of maintenance management tools. The program is managed by Lockheed Martin Aerospace and is supplied to F-16 users in evolving software "builds" delivered every 12 months starting in April 2003. Under the agreement, RADA was granted a non-exclusive license to use the developed software in support of its FACE and DAS products to supply the application to its flight data recorder customers.

The first PERFORMS delivery, that occurred on time on June 2003, oxposed RADA to the F-16 users at a magnitude we never had before. This exposure is leading us to initiate business development activities with regard to PERFORMS add-on packages. This activity is presented to the F-16 users community on a regular basis at ASIP and TCG meetings.

INTEGRATED WEAPONS MANAGEMENT SYSTEMS

In the early 1980s RADA started to develop, manufacture and sell an armament interface unit which controls the various weapon stations of an aircraft based on commands from the main on-board computer. The unit interfaces between the digital commands of the main controller, and the analog weapons stations, performing a unique hybrid task. The armament interface unit was designed for Israel Aircraft Industries for its worldwide upgrade programs. Later versions of the system are designed for installation in attack helicopters as well as in fighter aircraft. RADA is currently in the process of supplying a derivative of the system to Israel Aircraft Industries for an F-5 upgrade program in Spain and are proposing the system and its offshoots for multiple other applications in Israel and abroad. One of the major potential sales channels for the Armament Interface Unit is the Israel Aircraft Industries, through its upgrade programs and other ongoing projects.

During 2004 we intend to compete for the Weapon Management System of an upgraded helicopter avionics as sub contractor to Israel Aircraft Industries. This program will enable RADA to penetrate the helicopter weapon systems market.

RADA also provides complete armament testing solutions for aircraft using a variety of weapons management systems. The test unit verifies the serviceability of the armament management system during periodic maintenance or prior to installation of sophisticated weapons.

UNMANNED AERIAL VEHICLES (UAV) AVIONICS

RADA identified the UAV avionics market as a fast growing area that will gradually replace the manned military airborne avionics market. This market has many common aspects with the manned avionics product lines; however, it requires slightly different technology and understanding of the various requirements.

Typically, a UAV avionics package needs to be smaller, lighter, more reliable and inexpensive than its comparable manned aircraft suite. The major advantage of UAV avionics systems is the envisioned large number of UAVs.

RADA initiated the effort to penetrate this market during 2001. Since then we have been successful in securing a contract with Israel Aircraft Industries, to develop and provide them with Input Output Controller (IOC), a unit that is part of our data acquisition systems product line, for IAI's next generation UAV. We are continuing our efforts to widen our participation in this important program as well as other programs.

AUTOMATIC TESTING SOLUTIONS

General

RADA's business expansion into the Automatic Test Equipment (ATE) market is based on our existing products as well as the added value we deliver with the dedicated expertise and the wide-range experience we have acquired in this area. We rely on OEM preference for outsourcing the ATE and thus position ourselves as a strategic supplier/partner to provide ATEs and test solutions. We offer our ATEs with our own Advanced Test Environment, including all the required development tools. After long set back in this market, we see some growing interest, especially from small maintenance houses rather than airlines, especially in the US.

CATS® - Commercial Aviation Test Stations

The Commercial Aviation Test Stations, or CATS®, is a family of multi-purpose, computerized automatic test equipment that meets the specific needs of airlines and third party maintenance companies. The stations test and repair the electronic units of commercial aircraft. CATS® incorporates tools for testing, troubleshooting, and performing diagnostic procedures on a variety of units in existing commercial aircraft. CATS® replaces or augments test stations from aircraft manufacturers or avionics OEM suppliers, while automating multiple manual test procedures.

FINANCIAL HIGHLIGHTS

Selected Statements of Operations Data

$ (000')



Selected Balance Sheet Data

(U.S. Dollars in thousands)

Year Ended December 31:	2000	2001	2002	2003
Total assets	17,369	14,981	14,607	14,549
Shareholder's equity (deficiency)	4,069	700	485	2,878



This Annual Report contains various forward-looking statements within the meaning of the federal securities laws. Such forward-looking statements reflect our current views with respect to future events and financial results. Forward-looking statements usually include the verbs "anticipate," "believe," "estimate," "expect," "intend," "plan," "may," "project," and other verbs suggesting uncertainties. We remind our shareholders that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors, and involve known and unknown risks that could cause our actual results to be materially different from those expressed or implied by such forward-looking statements.

We have attempted to identify significant uncertainties and other factors that affect our business in our annual report on Form 20-F. Potential risks and uncertainties include such factors as our history of losses, our ability to raise capital in the future, our dependence on key customers, our ability to capitalize on our business relationships with the Boeing Company and Smiths Electronic Systems, the level of airline and military spending for automated test equipment and avionic products, and the competitive environment in the industries in which we operate. We will provide copies of our Annual Report to registered shareholders free of charge upon receipt of a written request submitted to our Secretary at RADA Electronic Industries Ltd., 7 Giborei Israel Street, Netania 42504, Israel.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

INDEX

	Page
Reports of Independent Auditors	2 - 4
Consolidated Balance Sheets	5
Consolidated Statements of Operations	6
Statements of Changes in Shareholders' Equity	7
Consolidated Statements of Cash Flows	8 - 9
Notes to Consolidated Financial Statements	10 - 34

- - - - - - - - - - - - - - - -

ƎY ERNST & YOUNG

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

RADA ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheet of Rada Electronic Industries Ltd. and its subsidiary (the "Company") as of December 31, 2003 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003, and the results of their operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel
March 31, 2004

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
RADA ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheet of Rada Electronic Industries Ltd. and its subsidiaries ("the Company") as of December 31, 2002 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Rada Electronic Industries Ltd. as of December 31, 2001 and for the year ended December 31, 2001 were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated April 28, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002, and the results of their operations and cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel
June 23, 2003

Luboshitz Kasierer
An affiliate member of Ernst & Young International

This is a copy of the previously issued Independent Public Accountants' report of Arthur Andersen. The report has not been reissued by Arthur Andersen.

To the Shareholders of
RADA ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheets of Rada Electronic Industries Ltd. and its subsidiaries (the "Company") as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2000, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel
April 28, 2002

Luboshitz Kasierer
Arthur Andersen

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	Note	December 31, 2003	December 31, 2002
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents		$ 467	$ 570
Trade receivables (net of allowance for doubtful accounts of $ 214 at December 31, 2003 and 2002)		3,496	1,832
Other receivables and prepaid expenses		250	93
Costs and estimated earnings in excess of billings on uncompleted contracts	3	176	-
Inventories	4	873	1,077
Total current assets		5,262	3,572
LONG-TERM RECEIVABLES AND DEPOSITS:			
Long-term receivables	5	990	893
Leasing deposits		71	70
Severance pay fund		1,511	1,334
Total long-term receivables and deposits		2,572	2,297
PROPERTY AND EQUIPMENT, NET	6	4,728	5,611
INTANGIBLE ASSETS, NET	7	1,987	3,127
Total assets		$ 14,549	$ 14,607
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term bank credit and loans	8	$ 1,123	$ 5,697
Trade payables		640	635
Other payables and accrued expenses	9	3,317	2,949
Deferred revenues		1,062	1,771
Billings in excess of costs and estimated earnings on uncompleted contracts	3	1,836	575
Total current liabilities		7,978	11,627
LONG-TERM LIABILITIES:			
Long-term loans	8	1,220	-
Accrued severance pay		2,048	2,043
Total long-term liabilities		3,268	2,043
CONTINGENCIES, COMMITMENTS AND CHARGES	10		
MINORITY INTERESTS		425	452
SHAREHOLDERS' EQUITY:	11		
Share capital			
Ordinary shares of NIS 0.005 par value - Authorized: 45,000,000 shares at December 31, 2003 and 2002; Issued and outstanding: 18,510,716 shares at December 31, 2003 and 2002		108	108
Additional paid-in capital		59,139	58,785
Warrants		1,405	124
Accumulated deficit		(57,774)	(58,532)
Total shareholders' equity		2,878	485
Total liabilities and shareholders' equity		$ 14,549	$ 14,607

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Note	Year ended December 31, 2003	2002	2001
Revenues:	14,15			
Products		$ 8,977	$ 6,773	$ 5,883
Services		3,338	3,626	2,459
		12,315	10,399	8,342
Cost of revenues:	14			
Products		6,933	6,685	6,079
Services		2,659	2,538	1,337
		9,592	9,223	7,416
Gross profit		2,723	1,176	926
Operating expenses:				
Research and development expenses		-	122	534
Marketing, selling, general and administrative expenses		2,698	3,089	3,617
Total operating expenses		2,698	3,211	4,151
Operating income (loss)		25	(2,035)	(3,225)
Financial income (expenses), net	13a,14	708	(364)	(210)
Other expenses, net	13b	(2)	(290)	(30)
		731	(2,689)	(3,465)
Minority interests in losses of subsidiary		27	206	96
Net income (loss)		$ 758	$ (2,483)	$ (3,369)
Earnings (loss) per share:				
Basic net earnings (loss) per share	16	$ 0.04	$ (0.15)	$ (0.24)
Diluted net earnings (loss) per share	16	$ 0.04	$ (0.15)	$ (0.24)

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHARHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of Ordinary shares	Share capital	Additional paid-in capital	Warrants	Accumulated deficit	Total shareholders' equity
Balance at January 1, 2001	13,816,839	$ 103	$ 56,646	$ -	$ (52,680)	$ 4,069
Net loss	-	-	-	-	(3,369)	(3,369)
Balance at December 31, 2001	13,816,839	103	56,646		(56,049)	700
Issuance of Ordinary shares and warrants, net *)	1,938,775	2	792	41	-	835
Conversion of loan into Ordinary shares and warrants	2,755,102	3	1,347	83	-	1,433
Net loss	-	-	-	-	(2,483)	(2,483)
Balance at December 31, 2002	18,510,716	108	58,785	124	(58,532)	485
Adjustment of accrual for issuance expenses	-	-	354	-	-	354
Fair value of warrants issued in connection with settlement of debt, net *)	-	-	-	1,267	-	1,267
Fair value of warrants issued to suppliers	-	-	-	14	-	14
Net income	-	-	-	-	758	758
Balance at December 31, 2003	18,510,716	$ 108	$ 59,139	$ 1,405	$ (57,774)	$ 2,878

*) Net of issuance expenses of approximately $ 38 and $ 115 in the years ended December 31, 2003 and 2002, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

2\

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		
	2003	2002	2001
Cash flow from operating activities:			
Net income (loss)	$ 758	$ (2,483)	$ (3,369)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Loss (gain) on extinguishment of debt	(1,013)	83	-
Depreciation and amortization	2,072	2,388	1,961
Provision of long-term receivable	-	290	-
Loss on sale of a subsidiary	-	-	30
Stock compensation expense - fair value of warrants issued to suppliers	14	-	-
Minority interests in losses of subsidiary	(27)	(206)	(96)
Accrued interest and translation differences on long -term receivables	(97)	(40)	47
Decrease (increase) in trade receivables, net	(1,664)	(1,015)	21
Decrease (increase) in other receivables and prepaid expenses	(157)	(26)	559
Decrease in inventories	204	539	7
Decrease in costs and estimated earnings in excess of billings, net	1,085	460	181
Increase (decrease) in trade payables	5	(162)	(159)
Increase (decrease) in other payables and accrued expenses	722	63	(99)
Decrease in deferred revenues	(709)	(592)	(45)
Accrued severance pay, net	(172)	276	-
Others	-	-	61
Net cash provided by (used in) operating activities	1,021	(425)	(901)
Cash flow from investing activities:			
Purchase of property and equipment	(49)	(85)	(236)
Proceeds from sale of property and equipment	-	94	-
Capitalization of software development costs	-	-	(104)
Grant of loans to employees	-	-	(9)
Repayment of loans granted to employees	-	20	-
Sale of a subsidiary, net of cash (a)	-	-	(14)
Payment of leasing deposits	(1)	(70)	-
Net cash used in investing activities	(50)	(41)	(363)
Cash flow from financing activities:			
Proceeds from issuance of shares, net	-	835	-
Increase (decrease) in short-term bank credits and loans, net	(1,074)	(223)	361
Proceeds from issuance of loan to a related party	-	550	1,000
Repayment of loan to a related party	-	(200)	(43)
Net cash provided by (used in) financing activities	(1,074)	962	1,318
Increase (decrease) in cash and cash equivalents	(103)	496	54
Cash and cash equivalents at the beginning of the year	570	74	20
Cash and cash equivalents at the end of the year	$ 467	$ 570	$ 74

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		
	2003	2002	2001
Non-cash transactions:			
Conversion of shareholder's loan into Ordinary shares and warrants	$ -	$ 1,350	$ -
Fair value of warrants issued in connection with settlement of debt	$ 1,305	$ -	$ -
Adjustment of accrual for issuance expenses	$ 354	$ -	$ -
Supplemental disclosures of cash flow activities:			
Net cash paid during the year for:			
Income taxes	$ 5	$ 7	$ 13
Interest	$ 240	$ 326	$ 525
(a) Sale of a subsidiary (Jetborne):			
Working capital (excluding cash and cash equivalents)			$ 69
Property and equipment			2
Long-term assets			238
Minority interest			(3)
Loss on realization			(30)
Long-term receivable			(290)
			$ (14)

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1:- GENERAL

a. RADA Electronic Industries Ltd., an Israeli corporation (the "Company") is engaged in the development, manufacturing and sale of Automated Test Equipment ("ATE") products, avionics equipment and aviation data acquisition and debriefing systems.

b. As reflected in the consolidated financial statements, as of December 31, 2003, the Company had an accumulated deficit of $ 57,774 and a working capital deficiency of $ 2,716.
During 2003, the Company entered into a restructuring agreement with its banks with respect to $ 3,451 of its debt and recorded a gain on restructuring of approximately $ 1,000 (see Note 11c). Subsequent to balance sheet date, one of its banks also agreed to extend the payment terms of a short-term loan and, as a result, approximately $ 1,200 of the loan was reclassified to long-term debt. Management believes that the abovementioned agreement and the anticipated cash flows from operations will enable the Company to finance its operations at least through December 31, 2004.

c. The Company operates a test and repair shop using its ATE products in Beijing, China through its 80% owned Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. ("CACS" or "subsidiary"). CACS was established with a third party, which owns the remaining 20% equity interest.

d. The Company sold aircraft spare parts through Jetborne International, Inc. ("Jetborne"), which was 75% owned by the Company until December 31, 2001. Jetborne historically purchased inventory in bulk, mainly at auctions, and sold the spare parts over long periods of time through a computerized communication system through which sales and purchases of airplanes spare parts are effected. In March 2002, the Company sold its 75% equity interest in Jetborne in consideration for one dollar and recorded a loss of $30. Jetborne's results of operations for the year ended December 31, 2001 are included in the consolidated statement of operations (see Note 5).

e. As for major customers, see Note 15.

f. The Company changed the estimated useful life of the remaining intangible assets associated with its Aircraft Test Systems Programs Sets ("TPS"s) from five to ten years. The effect of change in estimate on the net income and net earnings per share for the year ended December 31, 2003, resulted in a decrease of $136 and $0.01, respectively. The annual expected effect of this change of estimate for the following years resulted in a decrease of approximately $116 and $0.01 on net income and on net earnings per share, respectively.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

a. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

b. Financial statements in U.S. dollars:

Most of the Company's revenues are generated in U.S. dollars ("dollar"). In addition, a significant portion of the Company's costs is incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard Board No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate. The representative exchange rate at December 31, 2003 was U.S. $1.00 = NIS 4.379.

c. Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Intercompany transactions and balances including profit from intercompany sales not yet realized outside the group, have been eliminated upon consolidation.

d. Cash equivalents:

All highly liquid investments that are readily convertible to cash and are not restricted with original maturity of three months or less are considered cash equivalents.

e. Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, and for market prices lower than cost. As for write-offs included in these financial statements, see Note 4.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cost is determined as follows:

Raw materials and components – using "the first-in, first-out" cost method.

Work in progress – represents the cost of manufacturing with the addition of allocable indirect manufacturing costs. Costs of work in progress is determined as follows: raw materials – as mentioned above and manufacturing costs on an average basis.

Amounts related to long-term contracts as determined by the percentage of completion method of accounting are recorded as "Costs and estimated earnings in excess of billings."

f. Intangible assets:

Capitalized software costs are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product. The Company assesses the recoverability of these intangible assets on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. As for impairment charges included in these financial statements, see Note 7.

g. Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation are as follows:

	%
Factory and other buildings	2.5 - 4
Machinery and equipment	10 - 33
Office furniture and equipment	6 - 33

Leasehold improvements are amortized over the shorter of the estimated useful life or the lease period.

Assets, in respect of which investment grants have been received, are presented at cost less the related grant amount. Depreciation is based on net cost.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h. Impairment of long-lived assets:

The Group's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. As for write-down charges included in these financial statements, see Note 6.

i. Research and development costs:

Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," ("SFAS No. 86") requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model.

Research and development costs incurred in the process of developing product masters, product enhancements and the Company's TPS software library, integrated with the Company's test station, are generally charged to expenses as incurred.

Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release, have been capitalized.

j. Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k. Severance pay:

The Company's liability for severance pay is calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is partly provided by monthly deposits for insurance policies and/or pension funds and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet. The deposited funds of the Company's employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expense recorded in the statement of operations is net of interest and other income accumulated in the deposits. Severance expense for the years ended December 31, 2003, 2002 and 2001 amounted to $132, $541 and $194, respectively.

l. Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating fair value and disclosures for financial instruments.

The carrying amount of cash and cash equivalents, trade receivables, short-term bank credits, long term deposits and loans and trade payables approximate their fair value due to the short-term maturity of these instruments.

Long-term loans are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

m. Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, long-term deposits, trade receivables and long-term receivables.

Cash and cash equivalents are mainly held in U.S. dollars with major banks in Israel. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company 's trade receivables are derived from sales to large and solid organizations located mainly in the United States, Europe and Israel. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to these amounts that the Company has determined to be doubtful of collection. The allowance is computed for specific debts and the collectibility is determined based upon the Company's experience.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company granted loans in prior years to its former CEO and a former officer amounting to approximately $983 and $890 including interest as of December 31, 2003 and 2002, respectively. These loans are unsecured and the Company is currently in litigation with its former CEO and a former officer regarding such loans. If not paid, the Company will incur a loss equal to the amount of the loans.

The Company has no off-balance sheet credit risks.

n. Warranty:

In connection with the sale of its products, the Company provides product warranties for periods between one to two years. Based on past experience and engineering estimates, the liability from these warranties is immaterial at balance sheet date.

o. Share based compensation:

The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25 - "Accounting for Stock Based Compensation" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44"). According to APB No. 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any of the quoted market price of the share at the date of grant of the award over the exercise price. The Company provides the disclosures required by Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123") and FAS No. 148 "Accounting for Stock–Based Compensation - Transition and disclosure" ("SFAS 148").

The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, "Accounting for Stock-Based Compensation - transition and disclosure" ("SFAS No. 148"), which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding the Company's net income (loss) and net earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for these options was estimated at the date of grant, using the Black and Scholes Option Valuation Model, with the following weighted-average assumptions for each of the three years in the period ended December 31, 2003: (1) expected life of option of two years; (2) dividend yield of 0%; (3) expected volatility of 31% (24% - 2002, 36% - 2001); and (4) risk-free interest rate of 1% (2% -2002, 5% - 2001). The compensation expense is amortized over the vesting period of the options.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

If deferred compensation had been determined under the above mentioned fair value method, the effect on the Company's share based compensation cost, net income (loss) and net earnings (loss) per share would have been immaterial for all the reported periods.

The Company applies SFAS No. 123 and Emerging Issues Task Force No. 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18"), with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the date of grant.

p. Revenue recognition:

The Company generates revenues mainly from the sale of products, and from long-term fixed price contracts for ATE, avionics and ground debriefing systems. In addition, the Company leases ATE and provides manufacturing, development and product support services.

Product revenues:

In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" ("SAB No. 104") which revises or rescinds certain sections of SAB No. 101 "Revenue Recognition," in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company's consolidated results of operations, consolidated financial position or consolidated cash flows.

Revenues from sales of products and aircraft spare parts are recognized in accordance with SAB 104, according to which revenue is recognized when shipment has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation remains and collectibility is probable.

Revenues from certain long-term fixed price contracts are recognized in accordance with Statement of Position No. 81-1 "Accounting for Performance of Construction – Type and Certain Production – Type Contracts" ("SOP 81-1"), using contract accounting on a percentage of completion method. The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident. As of December 31, 2003, no such estimated losses were identified. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company believes that the use of the percentage of completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases the Company expects to perform its contractual obligations and its licensees are expected to satisfy their obligations under the contract.

According to SOP 81-1, costs that are incurred for a specific anticipated contract are being deferred, subject to evaluation of their probable recoverability, and only if the costs can be directly associated with a specific anticipated contract. Such deferred costs are recorded as unbilled contract costs.

In November 2002, Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables". EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes". EITF Issue No. 00-21 also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement.

Revenues from certain arrangements may include multiple elements within a single contract. The Company's accounting policy complies with the revenue determination requirements set forth in EITF 00-21, relating to the separation of multiple deliverables into individual accounting units with determinable fair values. The Company's arrangements are accounted for as one unit of accounting.

Service revenues:

Revenues from services are recognized as the services are performed.

Revenue under operating leases of equipment are recognized ratably over the lease period, in accordance with Statement of Financial Accounting Standard No. 13 "Accounting for Leases" ("SFAS No. 13").

Deferred revenues include unearned amounts received under services contracts, and amounts received from customers but not yet recognized as revenues.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q. Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year in accordance with statement of Financial Accounting Standards No. 128, "Earnings Per Share". Options and warrants to purchase 14,862,237, 13,718,037 and 2,359,894 Ordinary shares have been excluded from the computation of diluted net loss per share for the years ended December 31, 2003, 2002 and 2001, respectively, because their effect is anti-dilutive for all periods presented.

r. Recently issued accounting pronouncements:

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provided a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligations to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority for the VIE's losses) or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on a majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is no required to consolidate but in which it has a significant variable interest. The Company will apply the provisions of FIN 46 as of March 31, 2004. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

NOTE 3:- CONTRACTS IN PROGRESS

Amounts included in the financial statements, which relate to costs and estimated earnings in excess of billings on uncompleted contracts are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. Summarized below are the components of the amounts:

a. Costs and estimated earnings in excess of bi llings on uncompleted contracts

	December 31,	
	2003	2002
Costs incurred on uncompleted contracts	$ 862	$ -
Estimated earnings	324	-
	1,186	-
Less - billings and progress payments	1,010	-
	$ 176	$ -

b. Billings in excess of costs and estimated earnings on uncompleted contracts:

	December 31,	
	2003	2002
Costs incurred on uncompleted contracts	$ 3,711	$ 1,453
Estimated earnings	1,019	756
	4,730	2,209
Less - billings and progress payments	6,566	2,784
	$ 1,836	$ 575

NOTE 4:- INVENTORIES

	December 31,	
	2003	2002
Raw materials and components	$ 668	$ 713
Work in progress	112	364
Finished goods	93	-
	$ 873	$ 1,077

Write-down of inventories for the years ended December 31, 2003, 2002 and 2001 amounted to $0, $623 and $0 respectively. The write-off in 2002 was for excess and slow moving inventories and was included in cost of revenues.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:- LONG-TERM RECEIVABLES

	December 31,	
	2003	2002
Loan to former chief executive officer (1)	$ 705	$ 636
Loan to a former officer (1)	278	251
Loan to Jetborne (2)	290	290
Loans to employees	7	6
	1,280	1,183
Less - allowance for doubtful accounts (2)	(290)	(290)
	$ 990	$ 893

(1) The loans to the former officers are in New Israeli Shekels linked to the Israeli Consumer Price Index ("CPI") and bear interest of 4% per annum. The loans were granted from 1989 through 1997. The Company is currently in litigation with its former CEO and the former officer - see Note 10a.

(2) Loan to Jetborne - On December 31, 2001, the Company sold its 75% ownership in Jetborne in consideration for one dollar. Jetborne will repay the Company the outstanding loan, including accrued interest within ten years from the date of the agreement. In addition, Jetborne is committed to pay the Company royalties as a percentage of the gross revenues of Jetborne, which are derived from the inventory held by Jetborne as of December 31, 2001. It was agreed that any payments on account of the royalties will be deducted from the outstanding loan. In any event, the loan should be repaid no later than the tenth anniversary of the agreement. The outstanding loan is presented at an estimated discounted fair value of $290, net of a provision recorded for the entire amount of the outstanding loan, due to doubt of collectibility (see Note 13b).

NOTE 6:- PROPERTY AND EQUIPMENT, NET

	December 31, 2003	December 31, 2002
Cost:		
Factory building	$ 1,940	$ 1,940
Other building	1,042	1,042
Machinery and equipment	13,044	12,996
Office furniture and equipment	459	458
Leasehold improvements	20	20
	16,505	16,456
Accumulated depreciation:		
Factory building	1,132	1,061
Other building	175	130
Machinery and equipment	10,145	9,365
Office furniture and equipment	305	278
Leasehold improvements	20	11
	11,777	10,845
Depreciated cost	$ 4,728	$ 5,611

The Company's factory building in Beit-Shean, Israel, is located on land leased from the Israel Lands Administration until the year 2034.

Depreciation expense was $932, $918 and $1,103 for the years ended December 31, 2003, 2002 and 2001, respectively. Write-down of property and equipment, which is not in use by the Company, was $0, $490 and $200 for the years ended December 31, 2003, 2002 and 2001, respectively. The write-downs were included in cost of revenues.

As for charges, see Note 10e.

NOTE 7:- INTANGIBLE ASSETS, NET

	December 31, 2003	December 31, 2002
Test Systems Programs Sets:		
Cost	$ 8,275	$ 8,275
Less - accumulated amortization	6,288	5,148
Amortized cost	$ 1,987	$ 3,127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:- INTANGIBLE ASSETS, NET (Cont.)

Amortization expense was $382, $730 and $607 for the years ended December 31, 2003, 2002 and 2001, respectively. The expected amortization expense in the next five years is approximately as follows:

2004	$	275
2005		275
2006		275
2007		275
2008		177
	$	1,277

Impairment of intangible assets was $758, $251 and $51 for the years ended December 31, 2003, 2002 and 2001, respectively included in cost of revenues. The impairment was recorded since the Company did not anticipate future revenues on specific TPSs. The weighted average useful life of the intangible assets is eight years.

NOTE 8:- LOANS AND SHORT-TERM BANK CREDIT

	December 31,			
	2003		2002	
Short-term:				
Current maturities of long-term loan in U.S. dollars (1)	$	180	$	3,965
Short-term bank loan in U.S. dollars (2)		-		1,000
Short-term bank credits in NIS (3)		943		732
	$	1,123	$	5,697
Long-term:				
Loans in U.S. dollars (1)	$	1,220	$	-

The loans mature as follows:

December 31,

2004 (current maturity)	$	180
2005		420
2006		800
	$	1,400

(1) The interest rate at December 31, 2003 is between 4.25%-5.13% (December 31, 2002 between 2.4% - 4.9%). The weighted average interest rate as of December 31, 2003 is 4.25 % (December 31, 2002 - 4.6%).

(2) The interest rate at December 31, 2002 is 4.4%.

(3) The interest rate at December 31, 2003 is 8% (De cember 31, 2002 - 11.4%).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 8:- LOANS AND SHORT-TERM BANK CREDIT (Cont.)

During 2003, the Company restructured a portion of its debt with its banks (see Note 11c). In addition, subsequent to balance sheet date, one of the banks agreed to extend the payment terms of a short-term loan of $1,400 to 2006. As a result, $1,220 of the loan was reclassified to long -term debt.

The total authorized credit line of the Company at December 31, 2003 is $1,285 (of which $943 was utilized).

As for collateral, see Note 10e.

NOTE 9:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,	
	2003	**2002**
Payroll and related accruals	$ 860	$ 940
Provision for legal proceedings	748	594
Accrued royalties	644	662
Accrued commissions	491	-
Other	574	753
	$ 3,317	$ 2,949

NOTE 10:- CONTINGENCIES, COMMITMENTS AND CHARGES

a. As of December 31, 2003, the Company was a party to various legal proceedings, including the following:

1. In June 1998, the Company's Board of Directors accepted the resignation of the Company's former CEO. In December 1998, the former CEO commenced legal proceedings against the Company in the Tel Aviv Labor Court, claiming approximately $ 500 in respect of salary, severance pay, vacation pay and other fringe benefits. The former CEO also claimed that a personal loan that was provided to him by the Company had been forgiven. In May 2001, an additional claim of approximately $ 230 was filed by the former CEO against the Company in the Tel-Aviv District Court for damages allegedly caused to him as a result of attachment imposed on certain of his assets by the Company that was subsequently cancelled by the Court. In addition, in 2001, the Company filed a claim against a former director in event the former CEO's claim in the Labor Court is accepted by the court, damages in the amount of $ 250 should be covered by the former director. The Company filed additional lawsuits against the former CEO and a former director in the amount of $ 250 for funds that they allegedly transferred from the Company to a third party. In September 1999 and in 2001, the Company filed lawsuit against the former CEO and the former director with the District Court of Tel Aviv in the amount of $ 1,400 for damages caused to the Company in the purchase of a subsidiary and negligence of management. In August 2000, the Company filed an additional lawsuit against the former CEO in the amount of approximately $ 460 regarding the repayment of the loan provided to the former CEO. Legal counsel believes that the Company has a valid defense against all claims made against it.

NOTE 10:- CONTINGENCIES, COMMITMENTS AND CHARGES (Cont.)

2. In 1999 and 2000, the former CEO and his son filed a number of complaints against the Company's president and are seeking damages for alleged slander by the defendant in the amount of approximately $750. In the opinion of Company's legal counsel, the Company has a strong defense against the allegations.

3. In 2000, a former employee and officer of the Company filed a claim against the Company with the Tel Aviv Labor Court claiming approximately $580 in respect of severance pay, vacation pay and other fringe benefits. In 2001, the Company filed a counter-claim in the amount of $300 in respect of the repayment of a personal loan that was provided to the former employee. In the opinion of the Company's legal counsel, the Company has a strong defense against the allegations.

4. In 2001, a former director filed a claim against the Company, whereby he claims that he is entitled to 600,000 options to purchase Ordinary shares of the Company. Legal counsel believes that the claim does not have any merit.

5. In 2002, a claim was filed against the Company, whereby an individual claims that it served as an agent in an agreement signed between the Company and a customer and is entitled to commissions in the amount of $250. In the opinion of Company's legal counsel, the Company has a strong defense against the allegations.

6. The Company is involved from time to time in various legal claims in the ordinary course of business, including claims by agents and others for commissions, royalties and others The Company has accrued an amount which it believes is sufficient to cover any damages, if any, that may result from these claims. The Company's management, based on the advice of its legal counsel, believes that such claims will not have a material adverse effect on the financial position or results of operations of the Company.

b. The Company's research and development efforts have been partially financed through royalty bearing programs sponsored by the Office of the Chief Scientist of the Ministry of Industry and Trade of Israel ("OCS"). In return for the OCS's participation, the Company is committed to pay royalties at a rate ranging from 3 % to 5% of sales of the products supported by the OCS, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company's total obligation for royalties, net of royalties paid or accrued totaled approximately $630 as of December 31, 2003.

The total amount of royalties charged to operations in the years ended December 31, 2003, 2002 and 2001 was approximately $73, $98 and $153, respectively.

NOTE 10:- CONTINGENCIES, COMMITMENTS AND CHARGES (Cont.)

c. Research and development projects undertaken by the Company were partially financed by the Binational Industrial Research and Development Fund ("BIRD") Foundation. The Company is committed to pay royalties to the BIRD Foundation at a rate of 2.5% of sales proceeds generating from projects for which the BIRD Foundation provided funding up to 150% of the sum financed by the BIRD Foundation. The Company's total obligation for royalties, net of royalties paid or accrued, totaled approximately $1,890 as of December 31, 2003. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

The total amount of royalties charged to operations for the years ended December 31, 2003, 2002 and 2001 was approximately $15, $13 and $13, respectively.

d. The Netanya offices of the Company are rented under a non-cancelable operating lease expiring by January 31, 2005. In addition, certain of the Company's vehicles and computers are under operating leases. Annual minimum future rental payments under these leases, at exchange rates in effect on December 31, 2003, are approximately as follows:

2004	$	505
2005		192
2006		20
	$	717

Lease expense for the years ended December 31, 2003, 2002 and 2001 was $447, $277 and $195, respectively.

e. Floating charges have been recorded on all of the Company's assets and specific charges have been recorded on certain assets in respect of the Company's liabilities to its banks and other creditors.

f. The Company obtains bank guarantees on behalf of its customers and suppliers in the ordinary course of business. The total amount of bank guarantees as of December 31, 2003 is approximately $3,458.

NOTE 11:- SHAREHOLDERS' EQUITY

a. Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of theCompany.

In June 2002, the Company issued 1,938,775 Ordinary shares in a private placement to certain investors in consideration for an aggregate amount of $950 ($835, net of issuance expenses). The shares were issued at a 30% discount from the Ordinary share price on Nasdaq at the date of issuance, which is deemed to be the fair value of a "restricted" Ordinary share. See c. below for warrants issued to investors.

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

In June 2002, the Company issued 2,755,102 Ordinary shares in a private placement to a shareholder in consideration for conversion of a loan that was given to the Company in the amount of $1,350. The shares were issued at the same price as the shares issued in the 2002 private placement described above. See c. below for warrants issued to a shareholder.

In March 2001, the Company effected a 2.5 to 1 reverse stock split with respect to its Ordinary shares. All shares, stock options, warrants and net loss per share amounts in these financial statements have been restated for all prior periods to reflect the reverse stock split.

b. Stock option plans:

In 1994, 1996, 1999 and 2003 the Company's Board of Directors approved the adoption of Employee Stock Option Plans (the "Plans"), which authorized the grant of options to purchase up to an aggregate of 200,000, 240,000, 1,040,000 and 2,000,000 Ordinary shares, respectively, to officers, directors, consultants and key employees of the Company and its subsidiaries. Options granted under the Plan expire within maximum of ten years from adoption of the plan. The Plans will expire in 2004, 2006, 2009 and 2013, respectively, unless sooner terminated by action of the Board of Directors. Options granted under the Company's Plans vest ratably over three years, one third on each anniversary of the grant.

The exercise price of an option granted to an employee may not be less than 60% of the fair market value of the Ordinary shares on the date of grant of the option. The exercise price of an option granted to a non-employee director or consultant may not be less than 80% of the fair market value of the Ordinary shares on the date of grant of the option.

Any options that are cancelled or forfeited before expiration, become available for future grants.

At December 31, 2003, 2,110,800 options were available for grant under the Plans described above.

In 2003, the Company granted suppliers/consultants, options to purchase 100,000 Ordinary shares at an exercise price ranging from $0.69 - $2.00. At the grant date, the fair value of the options was determined using the Black and Scholes pricing model assuming a risk free rate of 1%, a volatility factor ranging from 30% to 70%, dividend yield of 0% and a contractual life of two to five years. In relation to the options, the Company recorded $14 as operating expenses.

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

Transactions related to the above plans (including warrants to directors) during the years ended December 31, 2003, 2002 and 2001 were as follows:

	Year ended December 31,					
	2003		2002		2001	
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price
Options outstanding at beginning of year	526,000	$ 4.89	1,638,000	$ 5.48	1,742,000	$ 5.40
Granted	998,000	0.84	-	-	-	-
Forfeited or cancelled	(154,800)	6.34	(1,112,000)	5.76	(104,000)	4.78
Options outstanding at end of year	1,369,200	$ 1.77	526,000	$ 4.89	1,638,000	$ 5.48
Exercisable options at end of year	760,533	$ 2.56	411,600	$ 4.85	949,200	$ 4.71

No options were granted in 2002 and 2001. The weighted average fair value of options granted in 2003 was immaterial. No compensation expense was recorded for the years ended December 31, 2002 and 2001, respectively.

The following table summarizes information about options outstanding and exercisable at December 31, 2003:

	Options outstanding			Options exercisable	
Range of exercise price	Amount at December 31, 2003	Weighted average remaining contractual life	Weighted average exercise price	Amount at December 31, 2003	Weighted average exercise price
		(years)			
$ 0.69 - 1.00	843,000	9.52	$ 0.70	334,333	$ 0.72
$ 1.34 - 2.00	155,000	9.76	1.57	55,000	2.00
$ 3.09 - 4.13	219,600	5.55	3.41	219,600	3.41
$ 4.88 - 6.75	151,600	5.23	5.56	151,600	5.56
	1,369,200		$ 1.77	760,533	$ 2.56

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

c. Warrants:

As of December 31, 2003, warrants to purchase 18,074,032 Ordinary shares were outstanding.

On June 22, 2003, the Company signed a memorandum of agreement, pursuant to which it entered into an agreement with Bank Hapoalim B.M. and Bank Leumi le-Israel B.M. (the "Banks") to restructure a portion of the debt owed to the Banks. The closing took place on September 24, 2003 (the date of the consummation of the transaction). The carrying value of the restructured debt was $3,451. As part of the restructuring, the Company issued 3,781,995 warrants to the Banks, paid cash of $1,100 and the Banks forgave the remaining debt. The warrants issued to the Banks have an exercise price equal to par value of the shares and a term of 2.5 years. The warrants have a lock-up period of 21 months. The Banks have a put option to sell the warrants to the Company's major shareholder for a consideration of $1,251. The put option is exercisable by the Banks only once during the period of 45 days commencing after the end of the period of 18 months from the date of the agreement. In addition, the Banks granted the Company's major shareholder a call option that requires the Banks to sell the warrants to the shareholder at the exercise price of the put option with an additional payment equal up to 25% of the increase in the market share price from the date of the agreement up to a maximum of $0.14 per warrant. The call option may be exercised by the shareholder during the period of 18 months from the date of the agreement and during a period of 45 days commencing after the termination of the put option. The Banks also received 1,100,000 warrants having an exercise price of $2.00 per share, and a term of five years.

The transaction was recorded in accordance with FAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings". The warrants issued to the Banks were recorded at fair value ($1,267, net of issuance expenses). The fair value of the warrants was based on the value of an Ordinary share at the consummation date of the transaction (based on a valuation of the warrants prepared by a valuation expert). The difference between the consideration paid to the Banks and the carrying amount of the debt of $1,013, was recognized as a gain on restructuring of debt, net of issuance expenses, presented in financial income (expenses), net, in the statement of operations.

In June 2002, in connection with the private placement described above, the investors were issued warrants to purchase 4,302,041 of the Company's Ordinary shares. Such warrants are valid for five years and are exercisable during the first 36 months after issuance at an exercise price of $ 2 per share, and thereafter, during the following 24 month period, at an exercise price which will be equal to the higher of: (i) $2 per share or (ii) 50% of the average closing price during the ten trading days prior to the exercise date. The proceeds allocated to the warrants, based on the relative fair value of the warrants and shares issued amounted to $41.

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

In June 2002, in connection with the conversion of a loan that was given to the Company by a shareholder in the amount of $1,350 as described in a. above, the Company issued the shareholder warrants to purchase 8,265,306 Ordinary shares. Such warrants have the same terms as the warrants described above. The proceeds allocated to the warrants, based on the relative fair value of warrants and shares issued amounted to $78. The benefit arising on conversion of the loan amounting to $83, was recorded as interest expense.

The fair value of the warrants described above was estimated using Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rate of 2%, dividend yield of 0%, expected volatility of 24%, and expected life of warrant of five years.

In May 2000, warrants to purchase 388,778 Ordinary shares were issued to investors who participated in the February 2000 private placements, at an exercise price of $2.75 per share, exercisable until June 2003. During 2003, the Company extended the expiration date of the warrants to June 2004. The extension was accounted for in accordance with FIN No. 44, by applying a new measurement date, which resulted in no additional compensation expense. As of December 31, 2003, no shares were issued in respect to the abovementioned warrants.

NOTE 12:- TAXES ON INCOME

a. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured and adjusted in accordance with the change in the CPI. As explained in Note 2b, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the financial reporting basis and the tax bases of assets and liabilities.

b. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company has been granted by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 ("the Law") an "Approved Enterprise" status for one investment program in the alternative benefit program. Since the Company is a "foreign investors' company", as defined by the Law, it is entitled to a ten-year period of benefits, for enterprises approved after April 1993. The main tax benefit from the said status is a tax exemption for two years, and eight years of a reduced tax rate (based on the percentage of foreign shareholding in each tax year - 15%-20% tax rate) on income from its approved enterprise, for the remainder of the benefit period commencing with the first year in which the approved enterprise reports taxable income. The commencement of the benefit period is subject to a limitation of the earlier of twelve years from commencement of operations, or fourteen years from receipt of approval. As the Company has not yet reported any taxable income, the benefit period has not yet commenced. Given the aforementioned conditions, the above benefit program will expire in 2004.

NOTE 12:- TAXES ON INCOME (Cont.)

In the event of a distribution of cash dividends out of tax-exempt income, the Company will be liable to corporate tax at a rate of 25% in respect of the amount distributed.

Income from sources other than the Approved Enterprise during the benefit period will be subject to tax at the regular corporate tax rate of 36%.

The Company is entitled to charge accelerated depreciation in respect of machinery and equipment used by the Approved Enterprise.

The entitlement to the above mentioned benefits is conditional upon the Company's fulfilling the conditions stipulated by the above mentioned law, regulations published hereunder and the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences, to the CPI and interest. As at December 31, 2003, management believes that the Company complies with the aforementioned conditions.

c. Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an "Industrial Company" under the Law for the Encouragement of Industry. The principal benefit from the above law is the deduction of expenses in connection with a public offering.

d. As of December 31, 2003, the net operating loss carryforward for tax purposes relating to the Company in Israel amounted to approximately $43,000. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income.

As of December 31, 2003, carryforward losses relating to non-Israeli companies (U.S. and China), amounted to approximately $9,750.

As the Company believes that the tax assets in respect of these carryforward losses amounting to approximately $19,000 is not more likely than not to be realized, the Company has recorded a valuation allowance in respect of the entire amount of the deferred tax asset relating to the carryforward losses.

e. Income (loss) before income taxes:

	Year ended December 31,		
	2003	2002	2001
Domestic	$ 867	$ (2,175)	$ (2,837)
Foreign	(109)	(308)	(532)
	$ 758	$ (2,483)	$ (3,369)

f. The main reconciling items between the statutory tax rate of the Company and the effective tax rate is the valuation allowance recorded in respect of the tax assets relating to net operating loss carryforwards and other temporary differences due to the uncertainty of the realization of such tax assets.

NOTE 12:- TAXES ON INCOME (Cont.)

g. Amendment 132 to Israel's Income Tax Ordinance:

In July 2002, Amendment No. 132 to Israel's Income Tax Ordinance ("the Amendment") was approved by the Israeli parliament and is effective as of January 1, 2003. The principal objectives of the Amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employment income.

There are no material implications of the Amendment applicable to the Company, except certain modifications in the qualified taxation tracks of employee stock options. As a result, in 2003, the Company entered into the 2003 share option plan.

NOTE 13:- SELECTED STATEMENTS OF OPERATIONS DATA

a. Financial income (expenses), net:

	Year ended December 31,		
	2003	2002	2001
Income:			
Gain on restructuring of debt, net (see Note 11c)	$ 1,013	$ -	$ -
Foreign currency exchange differences	-	169	335
Interest on cash equivalents	9	4	33
	1,022	173	368
Expenses:			
Foreign currency exchange differences	22	-	-
Interest on short-term loans and other credit balances	230	253	424
Bank commissions	59	96	63
Interest to related parties	-	89	61
Loss on extinguishment of debt	-	83	-
Others	3	16	30
	314	537	578
	$ 708	$ (364)	$ (210)

b. Other expenses, net:

	2003	2002	2001
Impairment of loan to Jetborne (see Note 5)	$ -	$ (290)	$ -
Loss on sale of subsidiary	-	-	(30)
Others, net	(2)	-	-
	$ (2)	$ (290)	$ (30)

NOTE 14:- RELATED PARTY TRANSACTIONS

There are no related party balances as of December 31, 2003 and 2002. Related party transactions reflected in the statement of operations for the years ended December 31, 2003, 2002 and 2001 are as follows:

	Year ended December 31,		
	2003	2002	2001
Related party (*):			
Revenues	$ -	$ 394	$ -
Purchases	$ -	$ -	$ 43
Shareholder:			
Interest expense	$ -	$ 89	$ 61
Loss on extinguishment of loan	$ -	$ 83	$ -

(*) A company controlled by Company shareholder.

See also Note 11c.

NOTE 15:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a. In accordance with Statement of Financial Accounting Standards No. 131 "Disclosures About Segments of an Enterprise and Related Information", the Company is organized and operates as one business segment, which develops, manufactures and sells ATE products, avionics equipment and aviation data acquisition and debriefing systems.

b. Revenues by geographic areas:

Revenues are attributed to geographic area based on the location of the end customers as follows:

	Year ended December 31,		
	2003	2002	2001
North America	$ 5,115	$ 6,671	$ 3,931
Europe	3,436	1,599	1,826
Israel	3,224	1,442	1,963
Others	540	687	622
Total	$ 12,315	$ 10,399	$ 8,342

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

c. Major customers:

Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues, are as follows:

	Year ended December 31,		
	2003	2002	2001
		%	
Customer A	11	*)	12
Customer B	12	*)	*)
Customer C	22	34	*)
Customer D	14	19	16
Customer E	-	*)	17
Customer F	19	*)	-

*) Less than 10%.

d. Long lived assets by geographic areas:

	December 31,		
	2003	2002	2001
Israel	$ 5,179	$ 6,977	$ 8,691
China	1,536	1,761	2,444
	$ 6,715	$ 8,738	$ 11,135

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data)

NOTE 16:- NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,		
	2003	**2002**	**2001**
		%	
Numerator:			
Net income (loss)	$ 758	$ (2,483)	$ (3,369)
Denominator:			
Weighted average number of shares of Ordinary stock outstanding during the year used to compute basic net earnings (loss) per share (in thousands)	18,511	16,555	13,817
Incremental shares attributable to exercise of outstanding options (assuming proceeds would be used to purchase Treasury stock) (in thousands)	1,193	-	-
Weighted average number of shares of Ordinary stock outstanding during the year used to compute diluted net earnings (loss) per share (in thousands)	19,704	16,555	13,817
Basic net earnings (loss) per share	$ 0.04	$ (0.15)	$ (0.24)
Diluted net earnings (loss) per share	$ 0.04	$ (0.15)	$ (0.24)

- - - - - - - - - - - - - - - - -

RADA Electronic Industries Ltd.
7 Giborei Israel St., P.O.Box 8606,
Netania 42504 Israel
Tel: 972-9-892-1111 Fax: 972-9-885-5885

Manufacturing Plant
New Industrial Zone, Beit Shean 10900, Israel
Tel: 972-4-658-5811 Fax: 972-4-658-4301

China based Subsidiary
Beijing HUARUI Aircraft Components Maintenance and Services Co. Ltd. ("CACS")
12 Xiping St., Capital International Airport, Beijing, China, 100621
Tel: 86-10-645-60878 Fax: 86-10-645-66722

Directors & Officers

Herzle Bodinger
Chairman of the Board and President

Adar Azancot
Chief Executive Officer

Zvi Alon
Vice President Business Development and Marketing

Dov Sella
Chief Operating Officer

Elan Sigal
Chief Financial Officer

Asaf Agmon
Director

Adrian Berg
Director

Roy K.C. Chan
Director

Ben Zion Gruber
Director

Peter N. Kyros Jr.
Director

Hava Snir
Outside Director

Zvi Tropp
Outside Director

General Counsel
S. Friedman & Co.
25 Hamered Street, Tel Aviv 68125, Israel

U.S. Counsel
Carter Ledyard & Milburn
2 Wall Street, New York, NY 10005

Transfer Agent
American Stock Transfer and Trust Company
40 Wall Street, New York, NY 10005

Independent Auditors
Luboshitz Kasierer
Affiliated Member of Ernst & Young International
9 Ahad Ha'am Street, Tel Aviv, Israel

A copy of the company's annual report on form 20-F as filed with the securities and exchange commission may be obtained by shareholders without charge upon a written request to the corporate headquarters.

NASDAQ symbol: RADIF

55

RADA Electronic Industries Ltd.

7 Giborei Israel St., P.O.B. 8606, Netania 42504, ISRAEL
Tel: 972-9-892-1111, Fax: 972-9-885-5885 www.rada.com


CERTIFIED EMS
SI
ISO 14001
THE STANDARDS INSTITUTION OF ISRAEL


CERTIFIED QMS
SI
ISO 9001
THE STANDARDS INSTITUTION OF ISRAEL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rada Electronic Industries Ltd.
(Registrant)

By
Herzle Bodinger, Chairman

Date: November 2, 2004